                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549



                                  FORM 11-K

                                  (MARK ONE)

       [X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                      OR

       [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(D)
                OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from_________to_______.

                       COMMISSION FILE NUMBER:  1-6082




          THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF
                          GREINER ENGINEERING, INC.


                          GREINER ENGINEERING, INC.
                           909 E. Las Colinas Blvd.
                                  Suite 1900
                              Irving, TX  75039

                                   FORM 11-K



ITEM 1.  CHANGES IN THE PLAN

During 1994, there were no amendments to The Performance Plan and Employee Stock Ownership Plan of Greiner Engineering, Inc. (the "Plan").

ITEM 2.  CHANGES IN INVESTMENT POLICY

During 1994, there were no changes in investment policy.

ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

Greiner Engineering, Inc. (the "Company") contributes to the Plan the compensation reductions of each participant on a monthly basis. Additional amounts may also be contributed to the Plan by the Company. These amounts are a part of an incentive program pool and are computed on a sliding scale based on Company profits.

Employer contributions payable to the Plan net of Plan expenses for 1993, 1992, 1991, and 1990 were $1,570,000, $1,449,000, $0, and $1,137,000 respectively.
In 1994, employer contributions of $1,181,000 were made to the Plan; such amount is not net of Plan expenses since the expenses were paid directly by the Plan beginning in 1994.

ITEM 4.  PARTICIPATING EMPLOYEES

As of December 31, 1994, there were 1,413 Plan participants.

ITEM 5.  ADMINISTRATION OF THE PLAN

a. Administration of the Plan is the responsibility of an Administrative Committee appointed by the Company's Board of Directors. Members of the Committee (also the Trustees) serving during 1994, were:


       Name                           Address                            Relationship to Company
       ----                           -------                            -----------------------
Ben G. Christopher                7650 W. Courtney                        Vice President,
                                  Campbell Causeway                       Greiner, Inc. Southern,
                                  Tampa, FL  33607-1462                   a subsidiary of the Company

Carole A. Chaney                  909 E. Las Colinas Blvd.                Vice President, Director of
                                  Suite 1900                              Human Resources
                                  Irving, TX  75039

Arnold M. Davidson                909 E. Las Colinas Blvd.                Treasurer
                                  Suite 1900
                                  Irving, TX  75039

Thomas D. Jenkins                 2219 York Road                          Vice President,
                                  Suite 200                               Greiner, Inc. and Greiner,
                                  Timonium , MD  21093-3111               Inc. Great Lakes, subsidiaries
                                                                          of the Company

Chad L. Mitchell                  5890 Stoneridge Drive                   Vice President,
                                  Pleasanton, CA  94588-2702              Greiner, Inc. Pacific,
                                                                          a subsidiary of the Company

Katherine L. Gardner              7650 W. Courtney                        Vice President,
                                  Campbell Causeway                       Greiner, Inc. Pacific,
                                  Tampa, FL  33607-1462                   a subsidiary of the Company

Robert J. Vensas                  3950 Sparks Dr., S.E.                   Vice President,
                                  Grand Rapids, MI  49546                 Greiner, Inc. Great Lakes,
                                                                           a subsidiary of the Company



b. During 1994, the Board of Directors accepted the resignation of Ben G. Christopher as Trustee in conjunction with his retirement.

c.   The Trustees have not received compensation from the Plan.

ITEM 6.  CUSTODIANS OF INVESTMENTS

a.   The following are the present Custodians of the Plan's assets:

               NationsBank
               16th Floor, NCNB Plaza
               P. O. Box 832222
               Dallas, TX  75283-2222

               Massachusetts Mutual Life Insurance Company
               Springfield, MA  01111

b. The Custodians received compensation totaling $30,805 from the Plan during the year ended December 31, 1994. All fees associated with the Plan were paid by the Plan. All fees have previously been paid by the Company out of the incentive pool.

c. The assets of the Plan held by the Custodians are covered by the bonds and insurance carried by each of the custodians.

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

Contributions to the Plan began in July 1984, and individual statements have been furnished to each participant at least quarterly since that date.

ITEM 8.  INVESTMENT OF FUNDS

a. During 1994, 1993, and 1992, the Plan paid brokerage commissions of $14,518, $10,823, and $5,932 respectively, for purchases and/or sales of the Company's Common Stock.

b. During the Plan's fiscal year ended December 31, 1994, the Trustees employed the investment analyst listed below:

     The Principal/Eppler, Guerin & Turner, Inc.
     The Fountain Place
     1445 Ross Avenue
     Suite 2300
     Dallas, TX  75202-2786

c. The Plan's investment options have been reviewed quarterly beginning with the second quarter, 1990.

The Plan incurred fees of $16,134 to the investment analysts. All fees associated with analysts' services were paid by the Plan for 1994. Fees associated with analysts' services in prior years were paid by the Company out of the incentive pool.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

a. Financial Statements: The Financial Statements listed in the accompanying index on page 6 are filed as part of the annual report.

b.   Exhibits:  The following are filed as exhibits:

                                                                 Incorporated by
                        Description                                reference to
                        -----------                              ----------------
             The Performance Plan and                            Exhibit 4.1
                Employee Stock Ownership Plan                    Form S-8
                of Greiner Engineering, Inc.                     Registration Statement
                                                                 (filed December 24, 1987)

             The Performance Trust and                           Exhibit 4.1
                Employee Stock Ownership Plan                    Form S-8
                of Greiner Engineering, Inc.                     Registration Statement
                                                                 (filed December 24, 1987)

             List of subsidiaries of the                         Exhibit 22
                Company whose employees                          Form 10-K report for
                are eligible to participate                      the year ended
                in the Plan                                      December 31, 1994


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.




                                                 THE PERFORMANCE PLAN
                                                  AND EMPLOYEE STOCK
                                                   OWNERSHIP PLAN OF
                                               GREINER ENGINEERING, INC.



                                          By:    Administrative Committee of
                                                 The Performance Plan
                                                 and Employee Stock
                                                 Ownership Plan of
                                                 Greiner Engineering, Inc.



Date:     June 6, 1995                           By: ARNOLD M. DAVIDSON
                                                     Arnold M. Davidson, Trustee

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                                                      Page
                                                                                                      ----
Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7

Financial Statements:
       Statements of Net Assets Available for
            Plan Benefits, December 31, 1994 and 1993   . . . . . . . . . . . . . . . . . . . . . .     8
       Statements of Changes in Net Assets Available
            for Plan Benefits, Years Ended
            December 31, 1994, 1993, and 1992   . . . . . . . . . . . . . . . . . . . . . . . . . .     9
       Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10

Supplemental Schedules:
       Item 27a - Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . . . .    21
       Item 27d - Schedule of Reportable Transactions . . . . . . . . . . . . . . . . . . . . . . .    22


All other schedules required by 29CFR2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the financial statements or the accompanying notes.

                       REPORT OF INDEPENDENT ACCOUNTANTS





To the Administrative Committee of
The Performance Plan and Employee Stock Ownership Plan of Greiner Engineering, Inc.


In our opinion, the financial statements and schedules listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of The Performance Plan and Employee Stock Ownership of Greiner Engineering, Inc. as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the three years ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Price Waterhouse LLP
Dallas, Texas
April 28, 1995

           THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF

                           GREINER ENGINEERING, INC.

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                               December 31, 1994            December 31, 1993
                                                               -----------------            -----------------
 ASSETS:
   Investments (Note 3)                                         $     43,320,398               $   42,226,249

   Contributions receivable from Greiner
     Engineering, Inc. (including reductions
     from participants' compensation of
     $263,074 and $328,392 in 1994 and
     1993, respectively)                                               1,444,074                    1,898,391

   Cash and short-term investments                                     1,573,744                      687,866

   Interest and other receivables                                         25,346                       41,628
                                                                ----------------               --------------


                                                                      46,363,562                   44,854,134
                                                                ----------------               --------------



 LIABILITIES:
   Note payable to Greiner Engineering, Inc.
     for purchase of Company stock                                             -                      500,000

   Accrued interest payable                                                    -                       16,992

   Accrued expenses                                                       25,859                        (110)
                                                                ----------------               -------------

                                                                          25,859                      516,882
                                                                ----------------               --------------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $     46,337,703               $   44,337,252
                                                                ================               ==============





    The accompanying notes are an integral part of the financial statements.

           THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF

                           GREINER ENGINEERING, INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                  Years Ended December 31,
                                            ------------------------------------------------------------------
                                                      1994                  1993                  1992
                                                      ----                  ----                  ----
 ADDITIONS TO NET ASSETS:
   Purchase of Company stock                $               -            $   500,000       $             -
   Contributions by:
     Greiner Engineering, Inc.                      1,181,000              1,570,000             1,449,000
     Participants                                   3,770,332              3,584,335             3,142,215
   Investment income:
     Dividends                                      1,509,210                756,751               558,543
     Interest income                                1,445,742              1,443,370             1,546,366
     Realized and unrealized
       gains (losses)                              (4,080,215)            (1,898,083)            2,115,641
                                            -----------------            -----------       ---------------


                                                    3,826,069              5,956,373              8,811,765
                                            -----------------            -----------       ----------------

 DEDUCTIONS FROM NET ASSETS:

   Distributions paid to participants               1,652,826              1,298,254             2,601,283
   Additions to note payable to Greiner
     Engineering, Inc. for purchase of
     Company stock (Note 4)                                 -                500,000                     -
   Interest expense                                     2,917                 20,160                44,985
   Plan expenses                                      169,875                 18,098                11,532
                                            -----------------            -----------       ---------------

                                                    1,825,618              1,836,512             2,657,800
                                            -----------------            -----------       ---------------

   NET INCREASE IN NET ASSETS
     AVAILABLE FOR PLAN BENEFITS                    2,000,451              4,119,861             6,153,965
                                            -----------------            -----------       ---------------

   NET ASSETS AVAILABLE FOR
     PLAN BENEFITS:
     Beginning of year                             44,337,252             40,217,391            34,063,426
                                            -----------------            -----------       ---------------

     End of year                            $      46,337,703            $44,337,252       $    40,217,391
                                            =================            ===========       ===============



    The accompanying notes are an integral part of the financial statements.

           THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF

                           GREINER ENGINEERING, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1.  DESCRIPTION OF PLAN:

The following description of The Performance Plan and Employee Stock Ownership Plan of Greiner Engineering, Inc. (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, established in 1984, is a non-discriminatory profit sharing plan for all full-time employees of the Company who have completed six months of service, are age 21 or older and elect to participate. Also included in the Plan are participants of predecessor plans whose assets were transferred into the Plan in 1984. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It has been amended to incorporate legislative changes required by the various tax acts enacted since 1984.

Contributions

Eligible employees may elect to make contributions to the Plan by means of compensation reductions of up to 11% of their compensation. Employees may allocate their contributions to investment options in 1% increments. The Company may also contribute such additional amounts as the Board of Directors, at its discretion, may approve. The aggregate of employee and Company contributions cannot exceed the lesser of $30,000 or 25% of compensation paid or accrued during the tax year for each participant. The Company's discretionary contributions for each plan year will be made during the first quarter of the year following the plan year. These contributions are determined by a profit sharing formula which is based on a sliding scale of Company profits before computation of taxes and contributions to incentive plans.

The Plan allows participants to contribute funds which were previously a part of another plan. Such "rollovers" are included on the Statement of Changes in Net Assets as a part of contributions by participants and aggregated $42,302, $138,030, and $136,890 for the years ended December 31, 1994, 1993, and 1992, respectively.

Participants' Accounts

Participants' accounts are credited with the participants' contributions and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts.

Vesting of Contributions to the Plan

Participants' contributions to the Plan are 100% vested at all times. Employer contributions to the Plan are vested in accordance with a Plan document schedule based on the participant's length of service with the Company. The schedule provides for full vesting after seven (7) years of service.

In the event of a participant's termination of employment, retirement, death, or total and permanent disability, the participant and/or beneficiary can elect to receive payment of his vested account based upon its value as of the valuation date coincident with or immediately preceding such distributable event or as of a valuation date following such distributable event.

NOTES TO FINANCIAL STATEMENTS CONTINUED


Investment Options

Eligible participants have five investment options including Common Stock of the Company, a Fixed Income option, a Diversified Equity option consisting of various mutual funds, a Balanced option, and a Short Term Treasury Fund. Contributions to the Fixed Income option are invested in government fixed income securities and a pool of variable rate group annuity contracts. In addition, the Fixed Income option also includes a group annuity contract at a specified guaranteed rate issued by John Hancock Mutual Life Insurance Company The Diversified Equity Option includes AIM Weingarten, Vanguard Windsor, Twentieth Century Ultra, and FPA Capital. Contributions in the Balanced option are invested 60% in the Diversified Equity option and 40% to the Fixed Income option.

The assets from a predecessor plan remain with Massachusetts Mutual Life Insurance Company as custodian. These assets are invested in a guaranteed investment contract and an equity fund which maintains a diversified stock portfolio. No further contributions can be made to these investment options.

Payment of Benefits

In the event of a participant's termination of employment, retirement, disability, or death, the participant or beneficiary may elect to receive an amount equal to the vested value of their account in either a lump-sum or periodic payments of substantially equal installments at least annually. The payment will be based on a date coincident with or immediately preceding such distributable event or as of a valuation date following such event.

The Plan allows hardship withdrawals for the following reasons:

         1.      purchase of the participant's principal residence;
         2.      unreimbursed medical expenses;
         3. payment of next twelve months' tuition and related expenses at a post-secondary school for the participant, his/her spouse, children, or dependents; or
         4. payment needed to prevent the participant's eviction from or foreclosure on his principal residence.

Certain restrictions are placed on participants taking a withdrawal from the Plan. These restrictions include:

         1. the amount withdrawn may not exceed the amount necessary to relieve the participant's hardship;
         2. the participant must first withdraw all rollover and after-tax funds held within the Plan;
         3. the participant will be restricted from making any contributions to the Plan for a 12-month period following the hardship withdrawal; and
         4. after resuming contributions to the Plan, the participant will be limited in the amount of contribution which can be made to the Plan based on IRS regulations.

Distributions or withdrawals which had been approved but remained unpaid as of December 31, 1994 aggregated $50,061.

Expenses of Administering the Plan

In 1994, the Plan paid all expenses incurred in its administration. In prior years the Company has paid all expenses incurred in the administration of the Plan.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. Since the assets are stated at market value, unrealized appreciation and depreciation of the assets are reflected in the asset balances. Gains or losses on investments are realized at the time of sale.

NOTES TO FINANCIAL STATEMENTS CONTINUED


Federal Income Taxes

Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under
Section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan in May, 1988. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt, and participants are not taxed on their benefits until withdrawn from the Plan.

Management is unaware of any variations in the operations of the Plan from the terms of the Plan document as amended. The Plan has complied with the fidelity bonding requirements of ERISA.

Valuation of Securities

Valuation of securities is based on the last recorded sales price at year end, as reported by the principal security exchange on which the security is traded. Investments in the guaranteed investment contracts are recorded at cost which is assumed to equal market. Securities transactions are recorded on a trade-date basis.

Recognition of Dividend Income

Interest is recognized on an accrual basis and dividends are recognized on their record date.

Reportable Transactions

For the Plan year 1994, the reportable transactions as defined in Item 27d and
Part V of Form 5500 are listed in the Supplemental Schedules, page 22.

NOTE 3.  INVESTMENTS:

Investments are maintained by NationsBank as custodian, except for assets from a predecessor plan which are held by Massachusetts Mutual Life Insurance Company as custodian.

NOTES TO FINANCIAL STATEMENTS CONTINUED


Investments at December 31, 1994, and the quoted market values and related costs were as follows:

                                                      Number of            Market
                 Fund description                    units/shares          value                 Cost
                -----------------                    ------------          -------               ----
 Company common stock                                   322,033          $ 3,381,347         $  3,960,255

 Fixed Income Option
   Guaranteed investment contracts                            -            2,930,866            2,930,866
   Actively Managed (Brown Brothers)                          -            2,704,240            2,777,249
   US Treasury Bond                                           -            2,193,334            2,192,533
   Intermediate Stable Capital Fund                      14,243            2,555,030            2,512,032

 Eaton Vance Short Term Treasury Fund                     1,610               92,604               91,145

 Diversified Equity Option
   Vanguard Windsor Fund                                318,597            4,011,137            4,236,552
   AIM Weingarten                                       268,288            4,080,654            4,421,347
   Twentieth Century Ultra                              203,393            4,057,683            3,457,652
   FPA Capital                                          202,441            4,172,319            3,559,424

 Predecessor plan:
   Guaranteed investment contract                             -            6,323,992            6,323,992
   Equity fund                                              468            1,016,183              264,005
 Company common stock held by the
   Employee Stock Ownership Plan                        552,477            5,801,009            6,074,012
                                                                         -----------          -----------
         Totals                                                          $43,320,398          $42,801,064
                                                                         ===========          ===========


Investments at December 31, 1993, and the quoted market values and related costs were as follows:


                                                      Number of             Market
                 Fund description                    units/shares           value                Cost
                -----------------                    ------------           ------               ----
 Company common stock                                   292,455         $  4,021,256         $  3,549,574

 Fixed Income Option
   Guaranteed investment contracts                            -            6,885,734            6,885,734
   Actively Managed (Brown Brothers)                          -            4,300,799            4,300,406

 Diversified Equity Option
   Vanguard Windsor Fund                                222,558            3,335,158            3,155,101
   AIM Weingarten                                       190,237            3,262,566            3,162,942
   Twentieth Century Ultra                              160,049            3,423,441            2,565,733
   FPA Capital                                          167,545            3,360,945            2,849,907
 Predecessor plan:
   Guaranteed investment contract                             -            5,743,007            5,743,007
   Equity fund                                              525            1,095,563              265,645
 Company common stock held by the
   Employee Stock Ownership Plan                        494,384            6,797,780            5,136,529
                                                                        ------------         ------------

         Totals                                                         $ 42,226,249         $ 37,614,578
                                                                        ============         ============

           THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF
                           GREINER ENGINEERING, INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              BY INVESTMENT OPTION
                               DECEMBER 31, 1994



                                                         Company         Fixed       Diversified
                                                         common         Income          Equity        Balanced
                                        Total Plan        stock         Option           Fund          Option
                                        ----------      ---------       ------           ----          ------
ASSETS:
  Investments                           $43,320,398    $ 3,381,347     $10,383,470    $16,321,793    $         -
  Contributions receivable
    from Greiner Engineering,
    Inc. (including reduction
    from participants' com-
    pensation of $263,074)                1,444,074         38,067          37,119        131,882         53,036
  Cash and short-term investments         1,573,744         65,233       1,468,951              0              0
  Interest and other receivables             25,346          2,476          23,911         (1,489)           165
  Due from (to) other funds for
    transfer                                      -              -          21,430         32,145        (53,575)
                                        -----------    -----------     -----------    -----------    -----------

                                         46,363,562      3,487,123      11,934,881     16,484,331           (374)
                                        -----------    -----------     -----------    -----------    -----------


LIABILITIES:
  Note payable to Greiner
    Engineering, Inc. for
    purchase of Company stock                     -              -               -              -              -
  Accrued interest payable                        -              -               -              -              -
  Accrued expenses                           25,859         27,400             750           (901)          (374)
                                        -----------    -----------     -----------    -----------    -----------


                                             25,859         27,400             750           (901)          (374)
                                        -----------    -----------     -----------    -----------    -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                         $46,337,703    $ 3,459,723     $11,934,131    $16,485,232    $         0
                                        ===========    ===========     ===========    ===========    ===========





                                            Predecessor Plan
                                        -------------------------
                                        Guaranteed                                      Money
                                        Investment       Equity                         Market
                                         Contract         Fund           ESOP           Option
                                        ----------      -------          ----           ------
ASSETS:
  Investments                           $ 6,323,992    $ 1,016,183     $ 5,801,009    $    92,604
  Contributions receivable
    from Greiner Engineering,
    Inc. (including reduction
    from participants' com-
    pensation of $263,074)                        -              -       1,181,000          2,970
  Cash and short-term investments                 -              -          39,560              -
  Interest and other receivables                  1              -             269             13
  Due from (to) other funds for
    transfer                                      -              -               -              -
                                        -----------    -----------     -----------    -----------

                                          6,323,993      1,016,183       7,021,838         95,587
                                        -----------    -----------     -----------    -----------


LIABILITIES:
  Note payable to Greiner
    Engineering, Inc. for
    purchase of Company stock                     -              -               -              -
  Accrued interest payable                        -              -               -              -
  Accrued expenses                             (431)           (73)           (506)            (6)
                                        -----------    -----------     -----------    -----------


                                               (431)           (73)           (506)            (6)
                                        -----------    -----------     -----------    -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                         $ 6,324,424    $ 1,016,256     $ 7,022,344    $    95,593
                                        ===========    ===========     ===========    ===========

           THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF
                           GREINER ENGINEERING, INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              BY INVESTMENT OPTION
                               DECEMBER 31, 1993



                                                                Company          Fixed         Diversified
                                                                Common          Income           Equity          Balanced
                                             Total Plan          Stock          Option             Option         Option
                                             ----------      ------------      --------         -----------     -----------
 ASSETS:
   Investments                              $42,226,249      $ 4,021,256      $11,186,533      $13,382,110     $         -
   Contributions receivable
     from Greiner Engineering,
     Inc. (including reduction
     from participants' com-
     pensation of $328,392)                   1,898,391           53,247           53,637          153,020          68,487
   Cash and short-term investments              687,866               18          667,766                4               -
   Interest and other receivables                41,628               72           41,129              122               -
   Due from (to) other funds for
     transfer                                         -                -           27,395           41,092         (68,487)
                                            -----------      -----------      -----------      -----------     -----------

                                             44,854,134        4,074,593       11,976,460       13,576,348               -
                                            -----------      -----------      -----------      -----------     -----------


 LIABILITIES:
   Note payable to Greiner
     Engineering, Inc. for
     purchase of Company stock                  500,000                -                -                -               -
   Accrued interest payable                      16,992                -                -                -               -
   Accrued expenses                                (110)              (3)             (87)              (6)             -
                                            -----------      -----------      -----------      -----------     -----------

                                                516,882               (3)             (87)              (6)              -
                                            -----------      -----------      -----------      -----------     -----------
 NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                            $44,337,252      $ 4,074,596      $11,976,547      $13,576,354     $         -
                                            ===========      ===========      ===========      ===========     ===========




                                                  Predecessor Plan
                                            -----------------------------
                                             Guaranteed
                                             Investment         Equity
                                               Contract          Fund             ESOP
                                            --------------     -------            ----
 ASSETS:
   Investments                               $ 5,743,007      $ 1,095,563      $ 6,797,780
   Contributions receivable
     from Greiner Engineering,
     Inc. (including reduction
     from participants' com-
     pensation of $328,392)                             -               -        1,570,000
   Cash and short-term investments                      -               -           20,078
   Interest and other receivables                       -               -              305
   Due from (to) other funds for
     transfer                                          -                -                -
                                             -----------      -----------      -----------

                                               5,743,007        1,095,563        8,388,163
                                             -----------      -----------      -----------


 LIABILITIES:
   Note payable to Greiner
     Engineering, Inc. for
     purchase of Company stock                          -               -          500,000
   Accrued interest payable                             -               -           16,992
   Accrued expenses                                    -                -              (14)
                                             -----------      -----------      -----------


                                                       -                -          516,978
                                             -----------      -----------      -----------
 NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                             $ 5,743,007      $ 1,095,563      $ 7,871,185
                                             ===========      ===========      ===========

           THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF
                           GREINER ENGINEERING, INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              BY INVESTMENT OPTION
                               DECEMBER 31, 1994




                                                   Company        Fixed       Diversified
                                                    Common        Income        Equity       Balanced
                                    Total Plan      Stock         Option         Fund         Option
                                    ----------   -----------      ------     ------------   ----------
ADDITIONS TO NET ASSETS:
  Purchase of Company stock         $         -  $         -   $         -    $         -  $         -
  Contributions by:
    Greiner Engineering, Inc.         1,181,000            -             -              -            -
    Participants                      3,770,332      548,343       572,125      1,886,218      746,373
  Transfers between funds                     -       (8,420)     (634,703)     1,041,463     (417,450)
  Dividends                           1,509,210       84,866           127      1,243,017            -
  Interest income                     1,445,742        3,083       756,411          5,770          167
  Realized and unrealized
    gains (losses)                   (4,080,215)  (1,043,510)     (215,770)      (914,677)           -
                                    -----------  -----------   -----------    -----------  -----------
                                      3,826,069     (415,638)      478,190      3,261,791      329,090
                                    -----------  -----------   -----------    -----------  -----------

DEDUCTIONS FROM NET ASSETS:
  Distributions paid to
    participants                      1,652,826      185,914       466,546        315,264      312,869
  Addition to note payable to
    Greiner Engineering, Inc.
    for purchase of Company stock             -            -             -              -            -
  Interest expense                        2,917            -             -              -            -
  Plan expenses                         169,875       13,321        54,060         37,649       16,221
                                    -----------  -----------   -----------    -----------  -----------
                                      1,825,618      199,235       520,606        352,913      329,090
                                    -----------  -----------   -----------    -----------  -----------

NET INCREASES IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS         2,000,451     (614,873)      (42,416)     2,908,878            0
                                                                          -
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                  44,337,252    4,074,596    11,976,547     13,576,354            0
                                    -----------  -----------   -----------    -----------  -----------

  End of year                       $46,337,703  $ 3,459,723   $11,934,131    $16,485,232  $         0
                                    ===========  ===========   ===========    ===========  ===========


                                        Predecessor Plan
                                   -------------------------
                                    Guaranteed                                 Money
                                    Investment      Equity                     Market
                                     Contract        Fund          ESOP        Option
                                   ------------     ------         ----        ------
ADDITIONS TO NET ASSETS:
  Purchase of Company stock         $         -  $         -   $         -  $         -
  Contributions by:
    Greiner Engineering, Inc.                 -            -     1,181,000            -
    Participants                              -            -             -       17,273
  Transfers between funds               103,229     (106,983)      (53,933)      76,797
  Dividends                                   -       30,581       150,575           44
  Interest income                       672,581            3         7,590          137
  Realized and unrealized
    gains (losses)                            -        9,633    (1,917,350)       1,459
                                    -----------  -----------   -----------  -----------

                                        775,810      (66,766)     (632,118)      95,710
                                    -----------  -----------   -----------  -----------

DEDUCTIONS FROM NET ASSETS:
  Distributions paid to
    participants                        175,160        6,782       190,291            0
  Addition to note payable to
    Greiner Engineering, Inc.
    for purchase of Company stock             -            -             -            -
  Interest expense                            -            -         2,917            -
  Plan expenses                          19,233        5,759        23,515          117
                                    -----------  -----------   -----------  -----------

                                        194,393       12,541       216,723          117
                                    -----------  -----------   -----------  -----------

NET INCREASES IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS           581,417      (79,307)     (848,841)      95,593

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                   5,743,007    1,095,563     7,871,185            0
                                    -----------  -----------   -----------  -----------

  End of year                       $ 6,324,424  $ 1,016,256   $ 7,022,344  $    95,593
                                    ===========  ===========   ===========  ===========

           THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF
                           GREINER ENGINEERING, INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              BY INVESTMENT OPTION
                               DECEMBER 31, 1993



                                                          Company         Fixed       Diversified
                                                           Common        Income         Equity        Balanced
                                          Total Plan       Stock         Option          Fund          Option
                                          ----------    -----------      ------      ------------    ----------
ADDITIONS TO NET ASSETS:
  Purchase of Company stock and cash      $   500,000   $         -    $         -    $         -   $         -
  Contributions by:
    Greiner Engineering, Inc.               1,570,000             -              -              -             -
    Participants                            3,584,335       583,701        661,361      1,616,851       722,422
  Transfers between funds                           -       (71,375)       154,095        669,774      (621,530)
  Dividends                                   756,751        64,295              -        549,181           760
  Interest income                           1,443,370         1,113        824,259          2,700          (442)
  Realized and unrealized
    gains (losses)                         (1,898,083)   (1,088,692)        21,433      1,008,236             -
                                          -----------   -----------    -----------    -----------   -----------
                                            5,956,373      (510,958)     1,661,148      3,846,742       101,210
                                          -----------   -----------    -----------    -----------   -----------

DEDUCTIONS FROM NET ASSETS:
  Distributions paid to participants        1,298,254       175,274        521,517        190,887       101,210
  Addition to note payable to
    Greiner Engineering, Inc.
    for purchase of Company stock             500,000             -              -              -             -
  Interest expense                             20,160             -              -              -             -
  Other                                        18,098           (22)        15,635            (36)            -
                                          -----------   -----------    -----------    -----------   -----------

                                            1,836,512       175,252        537,152        190,851       101,210
                                          -----------   -----------    -----------    -----------   -----------

NET INCREASES IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS               4,119,861      (686,210)     1,123,996      3,655,891             -
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                        40,217,391     4,760,806     10,852,551      9,920,463             -
                                          -----------   -----------    -----------    -----------   -----------

  End of year                             $44,337,252   $ 4,074,596    $11,976,547    $13,576,354   $         -
                                          ===========   ===========    ===========    ===========   ===========


                                              Predecessor Plan
                                         --------------------------
                                          Guaranteed
                                          Investment       Equity
                                           Contract         Fund          ESOP
                                         ------------      ------         ----
ADDITIONS TO NET ASSETS:
  Purchase of Company stock and cash      $         -   $         -    $   500,000
  Contributions by:
    Greiner Engineering, Inc.                       -             -      1,570,000
    Participants                                    -             -              -
  Transfers between funds                         180             -       (131,144)
  Dividends                                         -        28,474        114,041
  Interest income                             612,045             -          3,695
  Realized and unrealized
    gains (losses)                                  -        67,404     (1,906,464)
                                          -----------   -----------    -----------

                                              612,225        95,878        150,128
                                          -----------   -----------    -----------

DEDUCTIONS FROM NET ASSETS:
  Distributions paid to participants          153,457         4,000        151,909
  Addition to note payable to
    Greiner Engineering, Inc.
    for purchase of Company stock                   -             -        500,000
  Interest expense                                  -             -         20,160
  Other                                             -         2,573            (52)
                                          -----------   -----------    -----------
                                              153,457         6,573        672,017
                                          -----------   -----------    -----------

NET INCREASES IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS                 458,768        89,305       (521,889)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                         5,284,239     1,006,258      8,393,074
                                          -----------   -----------    -----------

  End of year                             $ 5,743,007   $ 1,095,563    $ 7,871,185
                                          ===========   ===========    ===========

           THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF
                           GREINER ENGINEERING, INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              BY INVESTMENT OPTION
                               DECEMBER 31, 1992



                                                          Company         Fixed                     Diversified
                                                           Common        Income          Bond          Equity
                                          Total Plan       Stock         Option         Option          Fund
                                          ----------    -----------      ------         ------      ------------
ADDITIONS TO NET ASSETS:
   Contributions by:
    Greiner Engineering, Inc.             $ 1,449,000   $         -    $         -    $         -   $         -
    Participants                            3,142,215       713,860      1,034,902        112,058       845,896
  Transfers between funds                           -      (168,446)    (1,768,167)      (648,659)    4,960,983
  Dividends                                   558,543        60,863              -         27,709       180,933
  Interest income                           1,546,366         2,649        912,292          1,050         6,461
  Realized and unrealized
    gains (losses)                          2,115,641       433,483         (6,274)         9,902       964,555
                                          -----------   -----------    -----------    -----------   -----------
                                            8,811,765     1,042,409        172,753       (497,940)    6,958,828
                                          -----------   -----------    -----------    -----------   -----------

DEDUCTIONS FROM NET ASSETS:
  Distributions paid to participants        2,601,283       214,633      1,105,165         20,182       129,674
  Interest expense                             44,985             -              -              -             -
  Other                                        11,532           200        10,082              81           446
                                          -----------   -----------    -----------    -----------   -----------

                                            2,657,800       214,833      1,115,247         20,263       130,120
                                          -----------   -----------    -----------    -----------   -----------

NET INCREASES IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS               6,153,965       827,576       (942,494)      (518,203)    6,828,708
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                        34,063,426     3,933,230     11,795,045        518,203     3,091,755
                                          -----------   -----------    -----------    -----------   -----------

  End of year                             $40,217,391   $ 4,760,806    $10,852,551    $         -   $ 9,920,463
                                          ===========   ===========    ===========    ===========   ===========


                                              Predecessor Plan
                                          --------------------------
                                                         Guaranteed
                                           Balanced      Investment      Equity
                                            Option        Contract        Fund           ESOP
                                          ----------    ------------     ------          ----
ADDITIONS TO NET ASSETS:
   Contributions by:
    Greiner Engineering, Inc.             $         -   $         -    $         -    $ 1,449,000
    Participants                              435,499             -              -              -
  Transfers between funds                  (2,337,529)            -              -        (38,182)
  Dividends                                   155,483             -         28,838        104,717
  Interest income                               3,634       613,437              2          6,841
  Realized and unrealized
    gains (losses)                             38,441             -         67,297        608,237
                                          -----------   -----------    -----------    -----------

                                           (1,704,472)      613,437         96,137      2,130,613
                                          -----------   -----------    -----------    -----------

DEDUCTIONS FROM NET ASSETS:
  Distributions paid to participants           93,863       853,968          1,237        182,561
  Interest expense                                  -             -              -         44,985
  Other                                           277             4              -            442
                                          -----------   -----------    -----------    -----------
                                               94,140       853,972          1,237        227,988
                                          -----------   -----------    -----------    -----------

NET INCREASES IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS              (1,798,612)     (240,535)        94,900      1,902,625

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                         1,798,612     5,524,774        911,358      6,490,449
                                          -----------   -----------    -----------    -----------

  End of year                             $         -   $ 5,284,239    $ 1,006,258    $ 8,393,074
                                          ===========   ===========    ===========    ===========

NOTES TO FINANCIAL STATEMENTS CONTINUED


The number of participants under each investment option at December 31, 1994, is as follows:

                                                                                      Number of
                          Fund description                                          participants
                          ----------------                                          ------------
     Employee Stock Ownership Plan                                                    1,413
     Company common stock                                                               722
     Fixed Income                                                                       670
     Diversified Equity                                                                 984
     Balanced                                                                           602
     Predecessor plan:
          Guaranteed investment contract                                                125
          Equity fund                                                                    27
     Money Market Fund                                                                   41


NOTE 4.  NOTE PAYABLE TO GREINER ENGINEERING, INC.:

Effective January 1, 1987, the Company added an Employee Stock Ownership (ESOP) provision to the Plan. The Board of Directors may authorize a line of credit to be used for the purchase of the Company's Common Stock. These borrowings are repayable through an established payment schedule with applicable interest.

In 1993, the Plan had an unpaid loan balance of $500,000 which was paid in full in February, 1994. During 1994, no additional funds were borrowed.

As of December 31, 1994, the ESOP held 552,477 shares of the Company's Common Stock with a cost basis of $6,074,012.


NOTE 5.  FORFEITURES:

The portion of the participant's account that is not vested will be forfeited at the end of the plan year in which a one year break in service occurs. The amount of the forfeiture will be allocated to the ESOP Match account of participants who are still employed by the Company at the end of the plan year in which the forfeiture occurs. Forfeitures in the amounts of $67,786, $69,907, and $72,225 were reallocated to Plan participants during 1994, 1993, and 1992, respectively.

NOTE 6.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the accounts of all participants will become nonforfeitable and the Administrative Committee of the Plan shall direct the trustees to distribute the assets remaining.

                             SUPPLEMENTAL SCHEDULES

           THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF

                           GREINER ENGINEERING, INC.

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1994


  (a)                  (b)                                      (c)                           (d)               (e)
          Identity of Issuer, Borrower,                                                                       Current
             Lessor, or Similar Party                Description of Investment                Cost             Value
        ---------------------------------            -------------------------                ----            -------
        COMMON STOCK:
        ------------

   *    Greiner Engineering, Inc.            Common stock, $.50 par value                   $ 3,960,255       $ 3,381,347
   *    Greiner Engineering, Inc.            Common stock, $.50 par value held by the
                                               Employee Stock  Ownership Plan                 6,074,012         5,801,009
        MUTUAL FUNDS:
        ------------

   *    Intermediate Stable Capital          GIC Pool Fund                                    2,512,032         2,555,030
          Fund
        Vanguard Windsor Fund                Income Fund                                      4,236,552         4,011,137
        AIM Weingarten                       Growth Fund                                      4,421,347         4,080,654
        Twentieth Century Ultra              Aggressive Growth Fund                           3,457,652         4,057,683
        FPA Capital                          Aggressive Income Fund                           3,559,424         4,172,319
        Eaton Vance Short Term               Short Term Treasury Fund                            91,145            92,604
          Treasury Fund

        GUARANTEED INVESTMENT CONTRACTS:
        -------------------------------

        John Hancock Mutual Life
        Massachusetts Mutual Life            (GAC 5629) 9.01% guaranteed investment           2,930,866         2,930,866
   *       Insurance Company                   contract
                                             (GAC 4012) 11.8% guaranteed investment           6,323,992         6,323,992
                                               contract

        SEPARATE INVESTMENT ACCOUNTS:
        ----------------------------

        Massachusetts Mutual Life
   *      Insurance Company:                  Equity fund (SA 4013)                             264,005         1,016,183

        U.S. TREASURY:
        -------------

        U.S. Treasury Bonds                  4.375%, 11/15/96, Par $1,811,000                 1,775,306         1,707,990
        U.S. Treasury Bonds                  7.750%, 11/30/99, Par $1,000,000                 1,001,943           996,250
        U.S. Treasury Bonds                  No Stated Yield, 1/26/95, Par $2,200,000         2,192,533         2,193,334
                                                                                            -----------       -----------


                                                                                            $42,801,064       $43,320,398
                                                                                            ===========       ===========


*Identified person known to be a party in interest to the Plan.

           THE PERFORMANCE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF
                           GREINER ENGINEERING, INC.
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1994


       (a)                                                                                            (f)
   IDENTITY OF                                        (c)               (d)            (e)          EXPENSES
      PARTY                   (b)                  PURCHASE          SELLING          LEASE      INCURRED WITH
     INVOLVED         DESCRIPTION OF ASSET           PRICE             PRICE         RENTAL       TRANSACTIONS
   ------------       --------------------      ---------------      ---------       ------       ------------
 NationsBank       Nations Prime Portfolio     $9,856,554.88

 NationsBank       Nations Prime Portfolio                       8,977,756.43

 NationsBank       Intermediate Stable          2,512,032.09
                   Capital Fund

 NationsBank       U.S. Treasury Bills          2,148,874.44

 NationsBank       John Hancock GAC 5935                         2,534,884.18



                                                                         (h)
       (a)                                                             CURRENT              (i)
   IDENTITY OF                                     (g)                 VALUE OF           NET GAIN
      PARTY                   (b)                 COST                 ASSET ON              OR
     INVOLVED         DESCRIPTION OF ASSET       OF ASSET          TRANSACTION DATE        (LOSS)
   ------------       --------------------       --------          ----------------      ----------
 NationsBank       Nations Prime Portfolio    $9,856,554.88          $9,856,554.88           0.00

 NationsBank       Nations Prime Portfolio     8,977,756.43           8,977,756.43           0.00

 NationsBank       Intermediate Stable         2,512,032.90           2,512,032.09           0.00
                   Capital Fund

 NationsBank       U.S. Treasury Bills         2,148,874.44           2,148,874.44           0.00

 NationsBank       John Hancock GAC 5935       2,534,884.18           2,534,884.18           0.00